Exhibit 99.1

Tarena International, Inc. Announces Third Quarter 2014 Results

Third Quarter Net Revenues Increased by 41.3% Year-Over-Year, Exceeding Guidance

Third Quarter Net Income Increased by 73.5% Year-Over-Year

Non-GAAP Third Quarter Net Income Increased by 86.8% Year-Over-Year

BEIJING, November 6, 2014–Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of professional education services in China today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights

•	Net revenues increased by 41.3% year-over-year to US$40.3 million from US$28.5 million in the same period in 2013, exceeding the high end of the Company’s previous guidance of US$38.5 million to US$39.5 million.

•	Gross profit increased by 45.6% year-over-year to US$29.8 million from US$20.5 million in the same period in 2013. Gross margin increased to 74.0% for the Third Quarter 2014 as compared to 71.9% in the same period in 2013.

•	Operating income increased by 47.3% year-over-year to US$9.8 million from US$6.7 million in the same period in 2013. Operating margin increased to 24.4% as compared to 23.4% in the same period in 2013.

•	Non-GAAP operating income, which excluded share-based compensation expenses, increased by 60.1% year-over-year to US$11.0 million from US$6.8 million in the same period in 2013. Non-GAAP operating margin increased to 27.2% as compared to 24.0% in the same period in 2013.

•	Net income increased by 73.5% year-over-year to US$10.5 million from US$6.0 million in the same period in 2013.

•	Non-GAAP net income, which excluded share-based compensation expenses, increased by 86.8% year-over-year to US$11.6 million from US$6.2 million in the same period in 2013.

•	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.21 and US$0.18, respectively. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.23 and US$0.20, respectively. Each ADS represents one Class A ordinary share.

•	Cash, cash equivalents and time deposits totaled US$163.1 million as of September 30, 2014, compared to US$38.3 million as of December 31, 2013.

•	Deferred revenue totaled US$23.3 million as of September 30, 2014, compared to US$15.5 million as of December 31, 2013.

•	Total student enrollments in the third quarter of 2014 increased by 30.0% year-over-year to 17,518.

•	Total number of learning centers increased to 105 as of September 30, 2014, from 103 as of June 30, 2014.

“We are pleased to report another strong quarter in terms of both growth and profitability,” said Mr. Shaoyun Han, Tarena’s Chairman and Chief Executive Officer. “We continue to experience strong growth in student enrollments for both IT and non-IT courses and have seen positive tangible results in our strategy to penetrate additional verticals and extend our reach beyond our core strength in IT. Non-IT courses, comprised of digital art and online sales and marketing, accounted for 38.6% of the total student enrollments in the third quarter of 2014. More recently in late October, we also commenced our inaugural class in Beijing for our new course in accounting, which is the third non-IT course that Tarena offers. We will continue to execute on our strategy to diversify our course offerings and revenues to drive sustained growth.”

“In the third quarter of 2014, we again achieved significant margin expansion year-over-year and delivered even stronger growth in operating profit. Our overall center utilization rate in the third quarter increased to 77%, as compared to 72% in the same period in 2013. Also in the third quarter, we began to implement a series of initiatives to improve our employee productivity and operational efficiency. These include streamlining our organizational structure, upgrading our sales incentive and compensation schemes, setting up a centralized employee training system, as well as continuing to optimize our advertising spending. We believe these initiatives will further enhance our business operations and lay out a solid foundation for our future growth,” Mr. Han continued.

Mr. Suhai Ji, Tarena’s Chief Financial Officer, added, “with another record quarter of top- and bottom-line results, we continue to scale our business with improved center utilization and efficiency driven by strong enrollments. Gross margin in the third quarter increased by 215 basis points year-over-year to 74.0% and non-GAAP operating margin increased by 319 basis points year-over-year to 27.2%. We are confident that we will achieve the objective we set at the beginning of the year to improve center utilization and profitability, which will position us well for sustainable growth in 2015 and beyond.”

Third Quarter 2014 Results

Net Revenues

Net revenues increased by 41.3% to US$40.3 million in the third quarter of 2014, from US$28.5 million in the same period in 2013. The increase was primarily due to increased student enrollments and higher average revenue per student, as defined by net revenues divided by student enrollment.

Total student enrollments in the third quarter of 2014 increased by 30.0% to 17,518 from 13,476 in the same period in 2013, which was driven mainly by the number and the popularity of our course offerings. The number of our course offerings increased from 10 to 11 in the third quarter year-over-year while the number of our learning centers increased from 86 as of September 30, 2013 to 105 as of September 30, 2014 to cater to the increased demand for our courses.

Average revenue per student in the third quarter of 2014 increased by 8.7% to US$2,299 from US$2,114 in the same period in 2013. The growth in average revenue per student was mainly driven by the increase of standard tuition fees for our courses and the higher percentage of retail channel in our student enrollment channel mix. Beginning in the second quarter of 2014, we raised the standard tuition fees on some of our courses by RMB1,000 (US$163) per course. While we typically charge students enrolled through the retail channel the standard tuition fee, we generally offer students enrolled through the university channel a discount of approximately RMB4,000 (US$650) per person per course. Our student enrollment mix from retail and university channel was 81%/19% and 80%/20% in the third quarter of 2014 and 2013, respectively.

Cost of Revenues

Cost of revenues increased by 30.6% to US$10.5 million in the third quarter of 2014, from US$8.0 million in the same period in 2013. The increase was mainly due to higher personnel cost and welfare expenses resulting from increased number of teaching and advisory staff at our learning centers and higher average salary, higher rental cost resulting from increased number of learning centers and expansion of existing learning centers, as well as higher depreciation expenses for our learning centers.

Gross Profit and Gross Margin

Gross profit increased by 45.6% to US$29.8 million in the third quarter of 2014, from US$20.5 million in the same period in 2013. Gross margin increased to 74.0% in the third quarter of 2014 from 71.9% in the same period in 2013. The improvement in gross margin was mainly due to increased operational scale and efficiency for our learning centers. Personnel cost and welfare expenses decreased to 9.7% of total net revenues in the third quarter of 2014, from 10.1% in the same period in 2013. Rental expenses decreased to 6.9% of total net revenues in the third quarter of 2014, from 8.7% in the same period in 2013.

Operating Expenses

Total operating expenses increased by 44.7% to US$20.0 million in the third quarter of 2014, from US$13.8 million in the same period in 2013 as a result of increases in our selling and marketing, general and administrative and research and development expenses. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 38.3% to US$18.9 million in the third quarter of 2014, from US$13.6 million in the same period in 2013. Total share-based compensation expenses allocated to the related operating expenses increased by 531.2% to US$1.1 million in the third quarter of 2014, from US$0.2 million in the same period in 2013.

Selling and marketing expenses increased by 28.1% to US$11.1 million in the third quarter of 2014, from US$8.7 million in the same period in 2013. The increase was due to higher personnel cost and welfare expenses related to the growth in our selling and marketing headcount and higher average salary, and expanded marketing efforts primarily as a result of increased spending on advertising as we expanded our network of learning centers. Selling and marketing expenses in the third quarter of 2014 accounted for 27.6% of the total net revenues, compared to 30.4% in the same period in 2013.

General and administrative expenses increased by 83.5% to US$7.6 million in the third quarter of 2014, from US$4.1 million in the same period in 2013. The increase was mainly due to higher compensation cost for our increased number of general and administrative personnel to support our growing operations, higher bad debt allowance and higher share-based compensation expenses. General and administrative expenses in the third quarter of 2014 accounted for 18.9% of the total net revenues, compared to 14.5% in the same period in 2013. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 63.3% to US$6.5 million, from US$4.0 million in the same period in 2013. Non-GAAP general and administrative expenses in the third quarter of 2014 accounted for 16.2% of total net revenues, compared to 14.0% in the same period in 2013.

Research and development expenses increased by 27.9% to US$1.3 million in the third quarter of 2014, from US$1.0 million in the same period in 2013. The increase was mainly due to higher personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses. Research and development expenses in the third quarter of 2014 accounted for 3.2% of total net revenues, compared to 3.5% in the same period in 2013.

Operating Income

Operating income increased by 47.3% to US$9.8 million in the third quarter of 2014, from US$6.7 million in the same period in 2013. Operating margin increased to 24.4% in the third quarter of 2014 as compared to 23.4% in the same period in 2013. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 60.1% to US$11.0 million in the third quarter of 2014, from US$6.8 million in the same period in 2013. Non-GAAP operating margin increased to 27.2% in the third quarter of 2014 as compared to 24.0% in the same period in 2013.

Interest Income, Net

Net interest income was US$1.4 million in the third quarter of 2014, compared to US$0.6 million in the same period in 2013. Interest income in both periods consisted of interest earned on our cash and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in net interest income was primarily due to higher deposit levels resulting from the Company’s IPO proceeds in April 2014.

Income Tax Expense

Income tax expense was US$1.1 million in the third quarter of 2014, compared to US$1.3 million in the same period in 2013.The decrease was mainly due to a decrease in the effective income tax rate to 9.6% in the third quarter of 2014 from 18.1% in the same period in 2013, partially offset by higher taxable income. The decrease in the effective income tax rate was primarily due to a tax holiday enjoyed by one of our wholly owned subsidiaries that is qualified as a “Newly Established Software Enterprise” under the PRC Enterprise Income Tax Law, which provides a two-year full exemption from enterprise income tax from 2014 to 2015 followed by a three-year 50% exemption from 2016 to 2018.

Net Income

As a result of the foregoing, net income increased by 73.5% to US$10.5 million in the third quarter of 2014, from US$6.0 million in the same period in 2013. Non-GAAP net income, which excluded share-based compensation expenses, increased by 86.8% year-over-year to US$11.6 million from US$6.2 million in the same period in 2013.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.21 and US$0.18 respectively in the third quarter of 2014. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.23 and US$0.20, respectively.

Business Outlook

Based on the Company’s current estimates, total net revenues for the fourth quarter of 2014 are expected to be between US$39.2 million and US$40.4 million, representing an increase of 38.2% to 42.4% on a year-over-year basis. For the full year of 2014, the Company raises its guidance from the previous range of US$134.5 million and US$136.0 million to US$135.8 million and US$137.0 million, representing an increase of 46.2% to 47.5% on a year-over-year basis.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third quarter of 2014 ended September 30, 2014 at 8:00 a.m. Eastern Time on November 6, 2014 (9:00 p.m. Beijing time on November 6, 2014).

The dial-in details for the live conference call are as follows:

United States: 855 298 3404

Hong Kong: 800 905 927

China Mainland: 400 120 0539

Singapore: 800 616 3222

Taiwan: +886 2 7708 3282

United Kingdom: 800 015 9725

International: +1 631 514 2526

Conference ID: 2105381

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through November 13, 2014. The dial-in details for the replay are:

United States: 1866 846 0868

Hong Kong: 800 966 697

China Mainland: 400 184 2240

Singapore: 800 616 2127

Taiwan: 801 232 352

United Kingdom: 800 169 7301

Conference ID: 2105381

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena’s website at http://ir.tarena.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including the business outlook for the fourth quarter and full year of 2014 and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (Nasdaq: TEDU) is a leading provider of professional education services in China. The Company is the largest provider of IT professional education services in China with a market share of 8.3% as measured by revenues in 2013 according to IDC, a third-party research firm. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers courses in nine IT subjects and three non-IT subjects. Its courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 172,000 students, cooperated with more than 500 universities and colleges and placed students with approximately 48,000 corporate employers in a variety of industries. For further information, please visit http://ir.tarena.com.cn.

About Non-GAAP Financial Measures

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Tarena’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and net income per share, which are adjusted from results based on GAAP to exclude the share-based compensation expenses.

Our non-GAAP financial information provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. These non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Christina Zhu

Investor Relations

Tarena International Inc.

Tel: +8610 56219451

Email: ir@tarena.com.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	September 30	December 31
	2014	2013
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	45,733,034	26,139,255
Time deposits	108,437,045	—
Accounts receivable, net of allowance for doubtful accounts	20,733,815	15,001,222
Prepaid expenses and other current assets	7,516,290	3,497,332
Deferred income tax assets	1,568,539	1,546,213

Total current assets	183,988,723	46,184,022
Time deposits	8,977,667	12,161,617
Accounts receivable, net of allowance for doubtful accounts	1,553,832	415,881
Property and equipment, net	13,386,223	12,805,567
Other non-current assets	1,828,388	2,105,832

Total assets	209,734,833	73,672,919

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	261,081	217,451
Income taxes payable	4,336,719	3,012,165
Deferred revenue	23,329,653	15,487,494
Accrued expenses and other current liabilities	7,911,986	6,617,558

Total current liabilities	35,839,439	25,334,668

Other non-current liabilities	241,354	243,555

Total liabilities	36,080,793	25,578,223

Commitments and contingencies	—	—
Mezzanine equity:
Series A convertible redeemable preferred shares	—	419,776
Series B convertible redeemable preferred shares	—	15,747,869
Series C convertible redeemable preferred shares	—	95,211,135

Total mezzanine equity	—	111,378,780

Shareholders’ equity (deficit):
Ordinary shares	50,657	12,226
Additional paid-in capital	134,657,933	—
Accumulated other comprehensive income	1,238,889	1,634,920
Retained earnings (accumulated deficit) (a)	37,706,561	(64,931,230)

Total shareholders’ equity (deficit)	173,654,040	(63,284,084)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	209,734,833	73,672,919

Note:

(a)	On August 19, 2014, the Board of Directors approved the Company to undertake a reclassification of the balances between additional paid-in capital and accumulated deficit of US$85,568, 016 beginning in the third quarter of 2014. The reclassification was primarily due to the accretion of convertible redeemable preferred shares, of which US$85,568,016 were charged against the balance in accumulated deficit in the absence of additional paid-in capital.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2014	2013	2014	2013
	US$	US$	US$	US$

Net revenues	40,272,906	28,491,991	96,553,656	64,459,095
Cost of revenues(a)	(10,468,385)	(8,017,302)	(28,265,040)	(20,646,615)

Gross profit	29,804,521	20,474,689	68,288,616	43,812,480
Selling and marketing expenses(a)	(11,110,732)	(8,672,380)	(30,237,855)	(21,861,163)
General and administrative expenses(a)	(7,607,353)	(4,145,316)	(20,798,170)	(11,008,531)
Research and development expenses(a)	(1,274,972)	(996,695)	(3,785,809)	(2,619,935)

Operating income	9,811,464	6,660,298	13,466,782	8,322,851
Interest income	1,414,581	639,132	2,880,450	1,444,064
Foreign exchange gain (loss)	(2,681)	(37,867)	874,415	(199,205)
Other income	342,555	95,739	1,789,327	134,076

Income before income taxes	11,565,919	7,357,302	19,010,974	9,701,786
Income tax expense	(1,109,584)	(1,331,056)	(1,859,927)	(1,747,555)

Net income	10,456,335	6,026,246	17,151,047	7,954,231
Accretion of convertible redeemable preferred shares	—	(530,979)	(576,431)	(1,522,082)

Net income attributable to ordinary shareholders(b)	10,456,335	5,495,267	16,574,616	6,432,149

Net income per share(c):

Basic	0.21	0.15	0.36	0.17

Diluted	0.18	0.09	0.30	0.11

Weighted average number of ordinary shares outstanding:
Basic	50,657,389	10,851,287	37,706,340	10,851,287
Diluted	58,629,717	16,837,380	44,948,562	16,535,844

Net income	10,456,335	6,026,246	17,151,047	7,954,231
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	11,469	222,683	(396,031)	751,326

Comprehensive income	10,467,804	6,248,929	16,755,016	8,705,557

Notes:

(a)	Includes share-based compensation expense as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2014	2013	2014	2013
	US$	US$	US$	US$
Cost of revenues	7,251	4,295	40,425	12,885
Selling and marketing expenses	18,594	11,309	119,119	33,925
General and administrative expenses	1,093,505	157,612	2,773,457	456,139
Research and development expenses	29,944	12,003	147,688	36,009

(b)	Net income attributable to ordinary shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into ordinary shares upon the completion of the Company’s IPO on April 3, 2014. Thereafter, there will be no accretion to the preferred shares and all net income will be attributable to the ordinary shareholders.
(c)	The Company uses the two-class method to calculate basic and diluted earnings per share. Under the two-class method, when calculating the basic and dilutive EPS, net income attributable to ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2014	2013	2014	2013
	US$	US$	US$	US$
GAAP Cost of revenues	10,468,385	8,017,302	28,265,040	20,646,615
Share-based compensation expense in cost of revenues	7,251	4,295	40,425	12,885

Non-GAAP cost of revenues	10,461,134	8,013,007	28,224,615	20,633,730

GAAP Selling and marketing expenses	11,110,732	8,672,380	30,237,855	21,861,163
Share-based compensation expense in selling and marketing expenses	18,594	11,309	119,119	33,925

Non-GAAP selling and marketing expenses	11,092,138	8,661,071	30,118,736	21,827,238

GAAP General and administrative expenses	7,607,353	4,145,316	20,798,170	11,008,531
Share-based compensation expense in general and administrative expenses	1,093,505	157,612	2,773,457	456,139

Non-GAAP general and administrative expenses	6,513,848	3,987,704	18,024,713	10,552,392

GAAP Research and development expenses	1,274,972	996,695	3,785,809	2,619,935
Share-based compensation expense in research and development expenses	29,944	12,003	147,688	36,009

Non-GAAP research and development expenses	1,245,028	984,692	3,638,121	2,583,926

Operating income	9,811,464	6,660,298	13,466,782	8,322,851
Share-based compensation expenses	1,149,294	185,219	3,080,689	538,958

Non-GAAP operating income	10,960,758	6,845,517	16,547,471	8,861,809

Net income	10,456,335	6,026,246	17,151,047	7,954,231
Share-based compensation expense	1,149,294	185,219	3,080,689	538,958

Non-GAAP net income	11,605,629	6,211,465	20,231,736	8,493,189
Accretion of convertible redeemable preferred shares	—	(530,979)	(576,431)	(1,522,082)

Non-GAAP net income attributable to ordinary shareholders	11,605,629	5,680,486	19,655,305	6,971,107

Non-GAAP net income per share(a)
Basic	0.23	0.15	0.42	0.19
Diluted	0.20	0.10	0.36	0.12
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income per share(b)
Basic	50,657,389	10,851,287	37,706,340	10,851,287
Diluted	58,629,717	16,837,380	44,948,562	16,535,844

Notes:

(a)	The Company uses the two-class method to calculate basic and diluted earnings per share. Under the two-class method, when calculating the basic and dilutive EPS, net income attributable to ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.
(b)	The Non-GAAP net income per share is computed using Non-GAAP net income attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income per share calculation.